Exhibit 99.11
Indian GAAP Standalone

Independent Auditor’s Report
To
The Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the Balance Sheet as at 30 June 2012, the Statement of Profit and Loss and Cash Flow Statement of the Company for the quarter then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (‘the Act’). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 June 2012;
(ii)	in the case of the Statement of Profit and Loss, of the profit for the quarter ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows for the quarter ended on that date.

Report on Other Legal and Regulatory Requirements
As required by section 227(3) of the Act, we report that:

a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
c.	the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this Report are in agreement with the books of account; and
d.	in our opinion, the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
12 July 2012

Auditors’ Report on Quarterly Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 30 June 2012, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public  Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2012.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
12 July 2012

INFOSYS LIMITED
in  crore
Balance Sheet as at	Note	June 30, 2012	March 31, 2012
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	31,674	29,470
		31,961	29,757
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	45	–
Other long-term liabilities	2.4	21	21
		66	21
CURRENT LIABILITIES
Trade payables	2.5	34	68
Other current liabilities	2.6	2,882	2,365
Short-term provisions	2.7	1,956	3,604
		4,872	6,037
		36,899	35,815
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,248	4,045
Intangible assets	2.8	29	16
Capital work-in-progress		586	588
		4,863	4,649
Non-current investments	2.10	1,084	1,068
Deferred tax assets (net)	2.3	239	189
Long-term loans and advances	2.11	1,422	1,431
Other non-current assets	2.12	–	13
		7,608	7,350
CURRENT ASSETS
Current investments	2.10	2,441	341
Trade receivables	2.13	6,346	5,404
Cash and cash equivalents	2.14	16,946	19,557
Short-term loans and advances	2.15	3,558	3,163
		29,291	28,465
		36,899	35,815
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K. V. Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director

	R. Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	N. R. Ravikrishnan Company Secretary
Bangalore July 12, 2012

INFOSYS LIMITED
in  crore, except per share data
Statement of Profit and Loss for the	Note	Quarter ended
		June 30, 2012	June 30, 2011
Income from software services and products	2.16	8,909	6,905
Other income	2.17	459	415
Total revenue		9,368	7,320
Expenses
Employee benefit expenses	2.18	4,765	3,534
Cost of technical sub-contractors	2.18	368	553
Travel expenses	2.18	336	212
Cost of software packages and others	2.18	152	142
Communication expenses	2.18	66	43
Professional charges		117	74
Depreciation and amortisation expense	2.8	214	191
Other expenses	2.18	303	273
Total expenses		6,321	5,022
PROFIT BEFORE TAX		3,047	2,298
Tax expense:
Current tax	2.19	842	643
Deferred tax	2.19	1	1
PROFIT AFTER TAX		2,204	1,654
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		38.38	28.80
Diluted		38.38	28.80
Number of shares used in computing earnings per share	2.31
Basic		57,42,30,151	57,41,67,099
Diluted		57,42,31,741	57,42,29,976

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K. V. Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director

	R. Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	N. R. Ravikrishnan Company Secretary
Bangalore July 12, 2012

INFOSYS LIMITED
in  crore
Cash Flow Statement for the	Note	Quarter ended
		June 30, 2012	June 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		3,047	2,298
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		214	191
Interest and dividend income		(482)	(362)
Effect of exchange differences on translation of assets and liabilities		25	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(18)	(3)
Changes in assets and liabilities
Trade receivables	2.33.1	(942)	(306)
Loans and advances and other assets	2.33.2	(358)	(185)
Liabilities and provisions	2.33.3	557	52
		2,043	1,685
Income taxes paid	2.33.4	(495)	(429)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,548	1,256
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.33.5	(392)	(220)
Investments in subsidiaries	2.33.6	(16)	(58)
Disposal of other investments	2.33.7	(2,100)	95
Interest and dividend received	2.33.8	465	365
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(2,043)	182
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		–	3
Repayment of loan given to subsidiary	2.33.9	–	–
Dividends paid including residual dividend		(1,836)	(1,149)
Dividend tax paid		(298)	(187)
NET CASH USED IN FINANCING ACTIVITIES		(2,134)	(1,333)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		18	3
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(2,611)	108
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		19,557	15,165
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		16,946	15,273
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K. V. Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director

	R. Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	N. R. Ravikrishnan Company Secretary
Bangalore July 12, 2012

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1. Significant accounting policies

1.1. Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements. The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis. Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed. The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The Company presents revenues net of value-added taxes in its statement of profit and loss. Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9. Retirement benefits to employees

a Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.11. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.12. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.
Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.13. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.
The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.14. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.
The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15. Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17. Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18. Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2. NOTES ON ACCOUNTS FOR THE QUARTER ENDED JUNE 30, 2012

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.35. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1. SHARE CAPITAL
in  crore, except as otherwise stated
Particulars	As at
	June 30, 2012	March 31, 2012
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,30,451 (57,42,30,001) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve.]
	287	287
Forfeited shares amounted to 1,500/- (1,500/-)
(1) Refer to note 2.31 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.
During the year ended March 31, 2012, the amount of per share dividend recognized as distributions to equity shareholders was 47. The dividend for the year ended March 31, 2012 includes 22 per share of final dividend, 15 per share of interim dividend and 10 per share of special dividend - 10 years of Infosys BPO opeartions. The total dividend appropriation amounted to 3,137 crore including corporate dividend tax of 438 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at June 30, 2012 and March 31, 2012 is set out below:

Name of the shareholder	As at June 30, 2012		As at March 31, 2012
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India(1)	3,60,66,253	6.28	2,82,68,104	4.92
Deutsche Bank Trust Company Americas ( Depository of ADR's - legal ownership)	7,46,26,010	13.00	7,73,63,322	13.47
(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2012 and March 31, 2012 is set out below:

Particulars	As at June 30, 2012		As at March 31, 2012
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning	57,42,30,001	287	57,41,51,559	287
Add: Shares issued on exercise of employee stock options	450	–	78,442	–
Number of shares at the end	57,42,30,451	287	57,42,30,001	287

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter ended June 30, 2012 and June 30, 2011, respectively, is set out below:

Particulars	Quarter ended
	June 30, 2012	June 30, 2011
The 1998 Plan :
Options outstanding, beginning of the period	–	50,070
Less: Exercised	–	28,165
Forfeited	–	–
Options outstanding, end of the period	–	21,905
Options exercisable, end of the period	–	21,905
The 1999 Plan :
Options outstanding, beginning of the period	11,683	48,720
Less: Exercised	450	7,968
Forfeited	–	3,800
Options outstanding, end of the period	11,233	36,952
Options exercisable, end of the period	11,233	32,697

The weighted average share price of options exercised under the 1998 Plan during the quarter ended June 30, 2012 and June 30, 2011 was Nil and 2,817, respectively. The weighted average share price of options exercised under the 1999 Plan during the quarter ended June 30, 2012 and June 30, 2011 was 2,458 and 2,841, respectively.

The following tables summarize information about the options outstanding under the 1999 Plan as at June 30, 2012 and March 31, 2012 respectively. There were no options outstanding under the 1998 Plan as at June 30, 2012 and March 31, 2012.

Range of exercise prices per share ()	As at June 30, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1999 Plan:
300-700	–	–	–
701-2,500	11,233	0.46	2,121
	11,233	0.46	2,121

Range of exercise prices per share ()	As at March 31, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1999 Plan:
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

As at June 30, 2012 and March 31, 2012, the Company had 11,233 and 11,683 number of shares reserved for issue under the 1999 employee stock option plan, respectively. All the shares reserved for issue under the 1999 employee stock option plan are vested and are exercisable at any point of time.

2.2. RESERVES AND SURPLUS
in  crore
Particulars	As at
	June 30, 2012	March 31, 2012
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,064	3,057
Add: Receipts on exercise of employee stock options	–	6
Income tax benefit arising from exercise of stock options	–	1
	3,064	3,064
General reserve - Opening balance	6,359	5,512
Add: Transferred from Surplus	–	847
	6,359	6,359

Surplus - Opening Balance	19,993	15,591
Add: Net profit after tax transferred from Statement of Profit and Loss	2,204	8,470
Reserves on transfer of assets and liabilities of Infosys Consulting Inc., (refer to note 2.25)	–	(84)
Amount available for appropriation	22,197	23,977
Appropriations:
Interim dividend	–	862
Special dividend - 10 years of Infosys BPO operations	–	574
Final dividend	–	1,263
Total dividend	–	2,699
Dividend tax	–	438
Amount transferred to general reserve	–	847
Surplus - Closing Balance	22,197	19,993
	31,674	29,470

2.3. DEFERRED TAXES
in  crore
Particulars	As at
	June 30, 2012	March 31, 2012
Deferred tax assets
Fixed assets	276	266
Trade receivables	22	18
Unavailed leave	112	101
Computer software	37	35
Accrued compensation to employees	23	31
Others	19	8
	489	459
Deferred tax liabilities
Branch profit tax	295	270
	295	270

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at June 30, 2012 and March 31, 2012, the Company has provided for branch profit tax of 295 crore and 270 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The provision for branch profit tax increased by 25 crore during the quarter ended June 30, 2012 due to change in exchange rate.

2.4. OTHER LONG-TERM LIABILITIES
in  crore
Particulars	As at
	June 30, 2012	March 31, 2012
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.28)	14	14
Rental deposits received from subsidiary (refer to note 2.25)	7	7
	21	21

2.5. TRADE PAYABLES
in crore
Particulars	As at
	June 30, 2012	March 31, 2012

Trade payables	34	68
	34	68
Includes dues to subsidiaries (refer to note 2.25)	14	61

2.6. OTHER CURRENT LIABILITIES
in  crore
Particulars	As at
	June 30, 2012	March 31, 2012
Accrued salaries and benefits
Salaries and benefits	45	53
Bonus and incentives	165	394
Other liabilities
Provision for expenses(1)	954	824
Retention monies	44	42
Withholding and other taxes payable	633	454
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.28)	3	4
Other payables(2)	45	31
Advances received from clients	10	14
Unearned revenue	726	519
Mark-to-market loss on forward and options contracts	254	28
Unpaid dividends	3	2
	2,882	2,365
(1) Includes dues to subsidiaries (refer to note 2.25)	26	–
(2) Includes dues to subsidiaries (refer to note 2.25)	43	29

2.7. SHORT-TERM PROVISIONS
in  crore
Particulars	As at
	June 30, 2012	March 31, 2012
Provision for employee benefits
Unavailed leave	510	379
Others
Proposed dividend	–	1,837
Provision for
Tax on dividend	–	298
Income taxes	1,309	967
Post-sales client support and warranties	137	123
	1,956	3,604

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
in  crore
Particulars	Quarter ended		Year ended March 31, 2012
	June 30, 2012	June 30, 2011
Balance at the beginning	123	78	78
Provision recognized/(reversal)	9	35	60
Provision utilised	–	–	(15)
Exchange difference during the period	5	–	–
Balance at the end	137	78	123

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8. FIXED
in  crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2012	Additions/Adjustments during the period	Deductions/ Retirement during the period	As at June 30, 2012	As at April 1, 2012	For the period	Adjustments during the period	As at June 30, 2012	As at June 30, 2012	As at March 31, 2012
Tangible assets :
Land : Free-hold	424	10	–	434	–	–	–	–	434	424
Leasehold	275	–	–	275	–	–	–	–	275	275
Buildings (1)(2)	3,727	147	–	3,874	1,205	63	–	1,268	2,606	2,522
Plant and equipment (2)(4)	810	50	–	860	544	35	1	580	280	266
Office equipment (2)(4)	272	16	–	288	155	13	1	169	119	117
Computer equipment (2)(3)(4)	1,088	206	–	1,294	848	71	55	974	320	240
Furniture and fixtures (2)(4)	539	49	–	588	343	29	7	379	209	196
Vehicles	9	–	–	9	4	–	–	4	5	5
	7,144	478	–	7,622	3,099	211	64	3,374	4,248	4,045
Intangible assets :
Intellectual property rights (4)	29	21	–	50	13	3	5	21	29	16
	29	21	–	50	13	3	5	21	29	16

Total	7,173	499	–	7,672	3,112	214	69	3,395	4,277	4,061
Previous year	6,934	807	568	7,173	2,878	794	560	3,112	4,061

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on operating lease to Infosys BPO, a subsidiary.
	(3)	The opening balance as of April 1, 2012, includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc.,
	(4)
Includes plant and equipment having gross book value of 1 crore (net book value Nil), office equipment having gross book value of 1 crore (net book value Nil), computer equipment having gross book value of 62 crore (net book value 7 crore), furniture and fixtures having gross book value of 11 crore (net book value 4 crore) and intellectual property rights having gross book value of 21 crore (net book value 16 crore) transferred from Infosys Australia of a cumulative amount of 96 crores of gross book value ( net book value of 27 crore). (Refer to note 2.25)

Profit / (loss) on disposal of fixed assets during the quarter ended June 30, 2012 is less than 1 crore (less than 1 crore for the quarter ended June 30, 2011)

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at June 30, 2012

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at June 30, 2012 and March 31, 2012 are as follows:
in  crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	60	30	30
	60	29	31
Plant and machinery	2	2	–
	3	3	–
Computer equipment	1	1	–
	1	1	–
Furniture and fixtures	2	2	–
	2	2	–
Total	65	35	30
	66	35	31

The aggregate depreciation charged on the above assets during the quarter ended June 30, 2012 amounted to 1 crore (1 crore for the quarter ended June 30, 2011).

The rental income from Infosys BPO for the quarter ended June 30, 2012 amounted to 4 crore (3 crore for the quarter ended June 30, 2011).

2.9. LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in  crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Lease rentals recognized during the period	34	19

in crore
Lease obligations payable	As at
	June 30, 2012	March 31, 2012
Within one year of the balance sheet date	111	93
Due in a period between one year and five years	199	161
Due after five years	56	41

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10. INVESTMENTS
in crore, except as otherwise stated
Particulars	As at
	June 30, 2012	March 31, 2012
Non-current investments
Long term investments - at cost
Trade (unquoted) (refer to note 2.10.1)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited (1)
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (14,99,99,990) equity shares of MXN 1/- par value, fully paid up	65	54
Infosys Technologies Sweden AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologies DO Brasil LTDA
2,38,80,000 (2,20,00,000) shares of BRL 1.00 par value, fully paid	65	60
Infosys Technologies (Shanghai) Company Limited	93	93
Infosys Consulting India Limited
10,00,000 (10,00,000) equity shares of 10/- each, fully paid	1	1
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
	1,080	1,064
	1,084	1,068
Current investments – at the lower of cost and fair value
Others Non-trade (unquoted)
Liquid mutual fund units (refer to note 2.10.2)	2,105	5
Certificates of deposit (refer to note 2.10.2)	336	336
	2,441	341
Aggregate amount of unquoted investments	3,525	1,409
Aggregate amount of provision made for non-current investments	2	2

(1)Investments include 3,71,250 (4,76,250) options of Infosys BPO

2.10.1. Details of Investments

The details of non-current trade investments in equity instruments as at June 30, 2012 and March 31, 2012 are as follows:
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052 each, fully paid, par value 10 each	2	2
	6	6
Less: Provision for investment	2	2
	4	4

2.10.2. Details of Investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at June 30, 2012 is as follows:

Particulars	Units	Amount (in Crore)
Tata Liquid Super High Investment Fund - Daily Dividend Reinvestment	27,35,339	305
Kotak Liquid (Institutional Premium) - Daily Dividend Reinvestment	19,61,34,679	240
Birla Sun Life Cash Plus - Institutional Premium - Daily Dividend Reinvestment	3,95,92,401	397
ICICI Prudential Liquid Super Institutional Plan - Dividend Daily Reinvestment	4,57,18,426	457
UTI Liquid Cash Plan Institutional - Daily Income Option Reinvestment	36,76,254	375
SBI Premier Liquid Fund - Super Institutional - Daily Dividend - Reinvestment	28,52,430	286
JP Morgan India Liquid Fund - Super Institutional - Daily Dividend Reinvestment	4,51,59,118	45
	33,58,68,647	2,105

The balances held in liquid mutual fund units as at March 31, 2012 is as follows:

Particulars	Units	Amount (in Crore)
JP Morgan India Liquid Fund - Super Institutional - Daily Dividend Reinvestment	49,97,115	5
	49,97,115	5

The balances held in certificates of deposit as at June 30, 2012 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Mysore	1,00,000	10,000	91
Union Bank of India	1,00,000	2,500	23
Andhra Bank	1,00,000	14,000	128
Corporation Bank	1,00,000	10,000	94
		36,500	336

The balances held in certificates of deposit as at March 31, 2012 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Mysore	1,00,000	10,000	91
Union Bank of India	1,00,000	2,500	23
Andhra Bank	1,00,000	14,000	128
Corporation Bank	1,00,000	10,000	94
		36,500	336

2.11. LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
Unsecured, considered good
Capital advances	426	433
Electricity and other deposits	27	26
Rental deposits	25	22
Other loans and advances
Advance income taxes	924	929
Prepaid expenses	14	15
Loans and advances to employees
Housing and other loans	6	6
	1,422	1,431

2.12. OTHER NON-CURRENT ASSETS
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
Others
Advance to gratuity trust (refer to note 2.28)	–	13
	–	13

2.13. TRADE RECEIVABLES(1)
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	71	47
Less: Provision for doubtful debts	71	47
	–	–
Other debts
Unsecured
Considered good(2)	6,346	5,404
Considered doubtful	32	33
	6,378	5,437
Less: Provision for doubtful debts	32	33
	6,346	5,404
	6,346	5,404
(1) Includes dues from companies where directors are interested	13	8
(2) Includes dues from subsidiaries (refer to note 2.25)	157	152

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14. CASH AND CASH EQUIVALENTS
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
Cash on hand	–	–
Balances with banks
In current and deposit accounts	14,946	18,057
Others
Deposits with financial institutions	2,000	1,500
	16,946	19,557
Balances with banks in unpaid dividend accounts	3	2
Deposit accounts with more than 12 months maturity	449	379
Balances with banks held as margin money deposits against guarantees	178	117

Cash and cash equivalents as of June 30, 2012 and March 31, 2012 include restricted cash and bank balances of 181 crore and 119 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
In current accounts
ANZ Bank, Taiwan	3	2
Bank of America, USA	88	566
Citibank NA, Australia	108	68
Citibank NA, Thailand	1	1
Citibank NA, Japan	17	9
Citibank NA, NewZealand	4	1
Deutsche Bank, Belgium	1	6
Deutsche Bank, Germany	10	12
Deutsche Bank, Netherlands	3	3
Deutsche Bank, France	2	4
Deutsche Bank, Switzerland	–	1
Deutsche Bank, Singapore	1	8
Deutsche Bank, UK	28	31
Deutsche Bank, Spain	1	1
Deutsche Bank, Zurich	2	–
Nordbanken, Sweden	5	2
Royal Bank of Canada, Canada	15	5
Deustche Bank, India	1	8
Deustche Bank-EEFC (Euro account)	11	9
Deustche Bank-EEFC (U.S. Dollar account)	13	23
Deutsche Bank-EEFC (Swiss Franc account)	3	2
ICICI Bank, India	19	13
ICICI Bank-EEFC (U.S. Dollar account)	4	14
Standard Chartered Bank, UAE	2	1
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
Punjab National Bank, India	14	1
	357	792
In deposit accounts
Allahabad Bank	186	852
Andhra Bank	510	510
Axis Bank	575	746
Bank of Baroda	1,949	1,732
Bank of India	1,717	1,500
Bank of Maharashtra	475	475
Canara Bank	1,061	1,399
Central Bank of India	700	700
Corporation Bank	51	395
DBS Bank	–	40
Federal Bank	20	20
HDFC Bank	–	1,357
ICICI Bank	2,000	1,418
IDBI Bank	861	1,000
ING Vysya Bank	–	82
Indian Overseas Bank	374	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	95	95
Oriental Bank of Commerce	635	700
Punjab National Bank	1,200	1,285
Ratnakar Bank	–	5
State Bank of Hyderabad	500	500
State Bank of Mysore	249	249
South Indian Bank	25	25
Syndicate Bank	500	550
Union Bank of India	602	602
Vijaya Bank	10	153
Yes Bank	88	131
	14,408	17,146
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	1
	3	2
In margin money deposits against guarantees
Canara Bank	117	56
State Bank of India	61	61
	178	117
Deposits with financial institutions
HDFC Limited	2,000	1,500
	2,000	1,500
Total cash and cash equivalents as per Balance Sheet	16,946	19,557

2.15. SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
Unsecured, considered good
Others
Advances
Prepaid expenses	132	38
For supply of goods and rendering of services	37	20
Withholding and other taxes receivable	682	654
Others(1)	29	14
	880	726
Restricted deposits (refer to note 2.32)	511	461
Unbilled revenues(2)	1,913	1,766
Interest accrued but not due	48	31
Loans and advances to employees
Housing and other loans	52	49
Salary advances	112	89
Electricity and other deposits	34	35
Rental deposits(3)	8	6
	3,558	3,163
Unsecured, considered doubtful
Loans and advances to employees	4	3
	3,562	3,166
Less: Provision for doubtful loans and advances to employees	4	3
	3,558	3,163
(1) Includes dues from subsidiaries (refer to note 2.25)	28	13
(2) Includes dues from subsidiaries (refer to note 2.25)	9	–
(3) Includes deposits from subsidiaries (refer to note 2.25)	3	3

2.16. INCOME FROM SOFTWARE SERVICES AND PRODUCTS
in  crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Income from software services	8,483	6,563
Income from software products	426	342
	8,909	6,905

2.17. OTHER INCOME
in  crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Interest received on deposits with banks and others	458	358
Dividend received on investment in mutual fund units	24	4
Miscellaneous income, net	4	8
Gains / (losses) on foreign currency, net	(27)	45
	459	415

2.18. EXPENSES
in crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Employee benefit expenses
Salaries and bonus including overseas staff expenses	4,651	3,400
Contribution to provident and other funds	109	122
Staff welfare	5	12
	4,765	3,534
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	109	420
Technical sub-contractors - others	259	133
	368	553
Travel expenses
Overseas travel expenses	310	191
Traveling and conveyance	26	21
	336	212
Cost of software packages and others
For own use	123	88
Third party items bought for service delivery to clients	29	54
	152	142
Communication expenses
Telephone charges	50	35
Communication expenses	16	8
	66	43
Other expenses
Office maintenance	65	59
Power and fuel	45	37
Brand building	19	16
Rent	34	19
Rates and taxes, excluding taxes on income	18	11
Repairs to building	11	12
Repairs to plant and machinery	11	10
Computer maintenance	19	11
Consumables	6	5
Insurance charges	7	6
Research grants	4	–
Marketing expenses	10	4
Commission charges	3	2
Printing and Stationery	3	3
Professional membership and seminar participation fees	5	3
Postage and courier	2	2
Advertisements	2	1
Provision for post-sales client support and warranties	9	35
Commission to non-whole time directors	2	2
Provision for bad and doubtful debts and advances	21	28
Books and periodicals	1	–
Auditor's remuneration
Statutory audit fees	–	–
Bank charges and commission	1	1
Donations	5	6
	303	273

2.19. TAX EXPENSE
in crore
	Quarter ended
	June 30, 2012	June 30, 2011
Current tax
Income taxes	842	643
Deferred taxes	1	1
	843	644

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20. CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)
in crore
Particulars	As at
	June 30, 2012		March 31, 2012
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	5		3
Claims against the Company, not acknowledged as debts(1)	321		72
[Net of amount paid to statutory authorities 1,114 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	1,034		949
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	899	5,000	677	3,445
In Euro	30	210	20	136
In GBP	35	304	20	163
In AUD	20	113	23	121

Options outstanding
In USD	30	167	50	254
		5,794		4,119

(1)
Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,088 crore (1,088 crore), including interest of 313 crore (313 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 . These income tax tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units.The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax ( Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (1,081 crore as at March 31, 2012).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
Not later than one month	646	304
Later than one month and not later than three months	1,483	650
Later than three months and not later than one year	3,665	3,165
	5,794	4,119

The Company recognized a loss on derivative financial instruments of 322 crore and gain on derivative financial instruments of 37 crore during the quarter ended June 30, 2012 and June 30, 2011, respectively, which is included in other income.

2.21. QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22. IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)
in crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Capital goods	80	32
	80	32

2.23. ACTIVITY IN FOREIGN CURRENCY
in crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Earnings in foreign currency
Income from software services and products	8,743	6,354
Interest received from banks and others	1	3
	8,744	6,357
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	264	146
Professional charges	85	62
Technical sub-contractors - subsidiaries	85	421
Overseas salaries and incentives	3,176	1,977
Other expenditure incurred overseas for software development	482	331
	4,092	2,937
Net earnings in foreign currency	4,652	3,420

2.24. DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted during the quarter ended June 30, 2012 and June 30, 2011 are as follows:
in crore
Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Quarter ended
			June 30, 2012	June 30, 2011
Final dividend for fiscal 2012	4	7,73,18,432	170	–
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	77	–
Final dividend for fiscal 2011	4	8,74,37,368	–	175

2.25. RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		June 30, 2012	March 31, 2012
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	USA	–	–
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (2)	Poland	99.98%	99.98%
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	USA	99.98%	99.98%
Portland Group Pty Ltd(2)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(2)(4)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%

(1)	On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc, were transferred to Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)
On July 4, 2012, the board of directors of Infosys Australia , have passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012, subsequent to which, Infosys Australia will be liquidated.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at June 30, 2012 and March 31, 2012 are as follows:
in crore
Particulars	As at
	June 30, 2012	March 31, 2012
Trade Receivables
Infosys China	4	12
Infosys Australia	1	–
Infosys BPO (Including subsidiaries)	–	9
Infosys Public Services	152	131
Other Receivables
Infosys Australia	9	1
Infosys BPO (Including subsidiaries)	17	1
Infosys Public Services	2	11
Unbilled Revenues
Infosys BPO (Including subsidiaries)	9	–
Trade Payables
Infosys China	7	6
Infosys Australia	2	52
Infosys BPO (Including subsidiaries)	2	2
Infosys Mexico	2	–
Infosys Sweden	1	1
Other Payables
Infosys Australia	23	2
Infosys BPO (Including subsidiaries)	18	8
Infosys Consulting India	2	2
Infosys Public Services	–	17
Provision for expenses
Infosys BPO (Including subsidiaries)	26	–
Deposit given for shared services
Infosys BPO (Including subsidiaries)	3	3
Deposit taken for shared services
Infosys BPO	7	7

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter ended June 30, 2012 and June 30, 2011 are as follows:
in crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Capital transactions:
Financing transactions
Infosys Shanghai	–	58
Infosys Mexico	11	–
Infosys Brasil	5	–
Revenue transactions:
Purchase of services
Infosys Australia	2	303
Infosys China	67	52
Infosys Consulting	–	49
Infosys Consulting India	–	1
Infosys BPO (Including subsidiaries)	33	5
Infosys Sweden	2	2
Infosys Mexico	5	7
Infosys Brasil	–	1
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	17	22
Interest income
Infosys China	–	1
Sale of services
Infosys Australia	1	10
Infosys China	–	2
Infosys BPO (including subsidiaries)	12	5
Infosys Consulting	–	21
Infosys Public Services	104	–
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	9	14
Infosys Consulting	–	21

During the quarter ended June 30, 2012, an amount of 5 crore (5 crore for the quarter ended June 30, 2011) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter ended June 30, 2012, an amount of less than 1 crore (Nil for the quarter ended June 30, 2011 respectively) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Salaries and other employee benefits	14	10

2.26. RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Capital	1	–
Revenue	202	149

2.27. SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended June 30, 2012 and June 30, 2011
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	3,122	1,882	1,759	2,146	8,909
	2,497	1,330	1,466	1,612	6,905
Identifiable operating expenses	1,384	876	811	911	3,982
	1,221	631	711	722	3,285
Allocated expenses	726	455	425	519	2,125
	550	301	330	365	1,546
Segmental operating income	1,012	551	523	716	2,802
	726	398	425	525	2,074
Unallocable expenses					214
					191
Other income					459
					415
Profit before taxes					3,047
					2,298
Tax expense					843
					644
Profit after taxes					2,204
					1,654

Geographic Segments

Quarter ended June 30, 2012 and June 30, 2011
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	5,808	1,850	190	1,061	8,909
	4,517	1,401	196	791	6,905
Identifiable operating expenses	2,538	916	96	432	3,982
	2,062	681	96	446	3,285
Allocated expenses	1,403	439	40	243	2,125
	1,022	314	41	169	1,546
Segmental operating income	1,867	495	54	386	2,802
	1,433	406	59	176	2,074
Unallocable expenses					214
					191
Other income, net					459
					415
Profit before taxes					3,047
					2,298
Tax expense					843
					644
Profit after taxes					2,204
					1,654

2.28. GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at
	June 30, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Obligations at year beginning	569	459	308	256	217
Transfer of obligation	–	–	–	(2)	–
Service cost	74	143	171	72	47
Interest cost	11	37	24	19	15
Actuarial (gain)/ loss	(33)	(6)	15	(4)	–
Benefits paid	(21)	(64)	(59)	(33)	(23)
Obligations at year/period end	600	569	459	308	256
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	582	459	310	256	229
Expected return on plan assets	14	47	34	24	16
Actuarial gain	2	–	1	1	5
Contributions	23	140	173	62	29
Benefits paid	(21)	(64)	(59)	(33)	(23)
Plan assets at year/period end, at fair value	600	582	459	310	256
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	600	582	459	310	229
Present value of the defined benefit obligations at the end of the year	600	569	459	308	217
Asset recognized in the balance sheet	–	13	–	2	12
Assumptions
Interest rate	8.18%	8.57%	7.98%	7.82%	7.01%
Estimated rate of return on plan assets	9.51%	9.45%	9.36%	9.00%	7.01%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	5.10%

Net gratuity cost for the quarter ended June 30, 2012 and June 30, 2011 comprises of the following components:
in  crore
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Gratuity cost for the year
Service cost	74	67
Interest cost	11	9
Expected return on plan assets	(14)	(11)
Actuarial (gain)/loss	(35)	(10)
Plan amendment amortization	(1)	(1)
Net gratuity cost	35	54
Actual return on plan assets	16	12

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at June 30, 2012 and March 31, 2012, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately 125 crore to the gratuity trust during the remainder of fiscal 2013.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at June 30, 2012 and March 31, 2012 amounted to 17 crore and 18 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

2.29. PROVIDENT FUND

The Company contributed 58 crore towards provident fund during the quarter ended June 30, 2012 (51 crore during the quarter ended June 30, 2011, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at June 30, 2012, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009.

The details of fund and plan asset position are given below:
in Crore
Particulars	As at
	June 30, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Plan assets at period end, at fair value	2,020	1,816	1,579	1,295	997
Present value of benefit obligation at period end	2,020	1,816	1,579	1,295	997
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	June 30, 2012	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Government of India (GOI) bond yield	8.18%	8.57%	7.98%	7.83%	7.01%
Remaining term of maturity	8 years	8 years	7 years	7 years	6 years
Expected guaranteed interest rate	8.25%	8.25%	9.50%	8.50%	8.50%

2.30. SUPERANNUATION

The Company contributed 41 crore to the superannuation trust during the quarter ended June 30, 2012 ( 15 crore during the quarter ended June 30, 2011, respectively).

2.31. RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Number of shares considered as basic weighted average shares outstanding	57,42,30,151	57,41,67,099
Add: Effect of dilutive issues of shares/stock options	1,590	62,877
Number of shares considered as weighted average shares and potential shares outstanding	57,42,31,741	57,42,29,976

2.32. RESTRICTED DEPOSITS

Deposits with financial institutions as at June 30, 2012 include 511 crore (351 crore as at June 30, 2011 and 461 crore as at March 31, 2012) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.33. NOTES TO CASH FLOW STATEMENTS

2.33.1. CHANGE IN TRADE RECEIVABLES
in  crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
As per the balance sheet	6,346	4,518
Less: Opening balance considered	5,404	4,212
	942	306

2.33.2. CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
in  crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
As per the balance sheet (current and non current) (1)	4,969	3,811
Less: Gratuity obligation - unamortised amount relating to plan amendment(2)	17	21
Interest accrued but not due	48	11
Loan to subsidiary	–	32
Advance income taxes	924	904
Capital Advance	426	283
	3,554	2,560
Less: Opening balance considered	3,196	2,375
	358	185
(1) excludes loans and advances and other assets of 11 crore taken over from Infosys Australia during the quarter ended June 30, 2012
(2) refer to note 2.28

2.33.3. CHANGE IN LIABILITIES AND PROVISIONS
in crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
As per the balance sheet (current and non current) (1)	4,824	3,267
Less:Unpaid dividend	3	3
Retention monies	44	26
Gratuity obligation - unamortised amount relating to plan amendment	17	21
Provisions separately considered in Cash Flow statement
Income taxes	1,309	950
	3,451	2,267
Less: Opening balance considered	2,894	2,215
	557	52
(1) excludes liabilities and provisions of 69 crore taken over from Infosys Australia during the quarter ended June 30, 2012

2.33.4. INCOME TAXES PAID
in  crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Charge as per the profit and loss account	843	644
Add/(Less) :Increase/(Decrease) in advance income taxes	(5)	(20)
Increase/(Decrease) in deferred taxes (1)(2)	(1)	(1)
(Increase)/Decrease in income tax provision	(342)	(194)
	495	429
(1) excludes exchange difference of 25 crore for the quarter ended June 30, 2012
(2) excludes deferred tax assets of 31 crore taken over from Infosys Australia during the quarter ended June 30, 2012

2.33.5. PAYMENT TOWARDS CAPITAL EXPENDITURE
in crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
As per the balance sheet (1)	403	150
Less: Opening capital work-in-progress	588	249
Add: Closing capital work-in-progress	586	291
Add: Opening retention monies	42	21
Less: Closing retention monies	44	26
Add: Closing capital advance	426	283
Less: Opening capital advance	433	250
	392	220
(1) excludes gross book value of assets taken over from Infosys Australia of 96 crore during the quarter ended June 30, 2012

2.33.6. INVESTMENTS IN SUBSIDIARIES (1)
in crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
As per the balance sheet	1,080	1,260
Less: Opening balance considered	1,064	1,202
	16	58
(1) refer to note 2.25 for investment made in subsidiaries

2.33.7. INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS
in crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Opening balance considered	341	119
Less: Closing balance	2,441	24
	(2,100)	95

2.33.8. INTEREST AND DIVIDEND RECEIVED
in crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Interest and dividend income as per profit and loss account	482	362
Add: Opening interest accrued but not due	31	14
Less: Closing interest accrued but not due	48	11
	465	365

2.33.9. LOAN GIVEN TO SUBSIDIARIES
in crore, except as otherwise stated
Particulars	Quarter ended
	June 30, 2012	June 30, 2011
Closing Balance	–	32
Less: Opening balance	–	32
	–	–

2.34. FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss account for the	Quarter ended
	June 30, 2012	June 30, 2011
Income from software services and products	8,909	6,905
Software development expenses	5,124	4,077
GROSS PROFIT	3,785	2,828
Selling and marketing expenses	425	322
General and administration expenses	558	432
	983	754
OPERATING PROFIT BEFORE DEPRECIATION	2,802	2,074
Depreciation and amortization	214	191
OPERATING PROFIT	2,588	1,883
Other income	459	415
PROFIT BEFORE TAX	3,047	2,298
Tax expense:
Current tax	842	643
Deferred tax	1	1
PROFIT AFTER TAX	2,204	1,654

2.35. DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items
in crore
Note	Description	As at
		June 30, 2012	March 31, 2012
2.8	Fixed assets - Plant and equipment
	Deletion during the period	0.02	–
	Depreciation on deletions	0.01	–
2.8	Fixed assets - Office equipment
	Deletion during the period	0.06	–
	Depreciation on deletions	0.04	–
2.8	Fixed assets - Computer equipment
	Deletion during the period	0.12	–
	Depreciation on deletions	0.10	–
2.8	Fixed assets - Vehicles
	Deletion during the period	0.07	0.47
	Depreciation on deletions	0.05	0.47
2.10	Investments
	Investment in Infosys Sweden	0.06	0.06

Profit & Loss Items
in crore
Note	Description	Quarter ended
		June 30, 2012	June 30, 2011
Profit & Loss	Additional dividend	–	0.02
2.18	Auditor's remuneration
	Statutory Audit Fee	0.26	0.23
	Certification charges	0.02	0.02
	Out-of-pocket expenses	0.01	0.01
2.17	Profit/(loss) on disposal of fixed assets	0.04	0.03

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak M.Satwalekar Director

	Dr.Omkar Goswami Director	Sridar A.Iyengar Director	David L.Boyles Director	Prof.Jeffrey S.Lehman Director

	R.Seshasayee Director	Ann M.Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

	V.Balakrishnan Director and Chief Financial Officer	B.G.Srinivas Director	N.R.Ravikrishnan Company Secretary
Bangalore July 12, 2012